FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2013

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒   Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

NATIONAL BANK OF GREECE

INVITATION TO THE BANK’S ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY, 27 JUNE 2013, AT 12:00 HOURS

(Repeat AGM: Friday, 12 July 2013, 12:00)

Pursuant to Codified Law 2190/1920 (“the Companies Act”) and the provisions of Law 2396/96 on dematerialized shares, and the Bank’s Articles of Association (article 11) and following Board of Directors’ resolution dated 3 June 2013, the Shareholders of National Bank of Greece S.A., a banking corporation having its registered office at 86 Eolou St., Athens, Greece, are invited to the Bank’s AGM to be held at 12:00 hours on Thursday, 27 June 2013 at 93 Eolou St. (Megaro Mela), Athens.

AGENDA

1.     Submission for approval of the Board of Directors’ and the Auditors’ Reports on the Annual Financial Statements for the financial year 2012 (1.1.2012 – 31.12.2012).

2.     Submission for approval of the Annual Financial Statements of the Bank for the financial year 2012 (1.1.2012 – 31.12.2012).

3.     Discharge of the members of the Board of Directors and the Auditors of the Bank from any liability for indemnity regarding the Annual Financial Statements and management for the year 2012 (1.1.2012 – 31.12.2012).

4.     Approval of the remuneration of the Board of Directors of the Bank for the financial year 2012 (pursuant to Article 24.2 of the Companies Act). Determination of the remuneration of the Chairman of the Board, the CEO, the Deputy CEO and non-executive Directors through to the AGM of 2014. Approval, for the financial year 2012, of the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determination of their remuneration through to the AGM of 2014.

5.     Granting of permission for Directors, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals (as per Article 23.1 of the Companies Act and Article 30.1 of the Bank’s Articles of Association).

6.    Election of members to the Audit Committee.

7.     Election of regular and substitute Certified Auditors for the purposes of the audit of the Financial Statements of the Bank and the Consolidated Financial Statements of the Group for the year 2013, and determination of their remuneration.

8.     Various announcements and approvals.

In the event that the General Meeting does not achieve quorum, the Shareholders are hereby invited to attend a Repeat General Meeting on Friday, 12 July 2013, at 12:00, at the same address.

Note that, in accordance with article 29 of the Companies Act, as amended, new invitations for the said Repeat Meeting will not be published.

In accordance with articles 26.2b and 28a of the Companies Act, as amended and supplemented by, respectively, articles 3 and 5 of Law 3884/2010, the Bank informs shareholders of the following:

ENTITLEMENT TO PARTICIPATE IN THE GENERAL MEETING

Any person listed as a shareholder (i.e. holder of common registered shares of the Bank) in the registry of the Dematerialized Securities System [formerly the Central Securities Depository] managed by Hellenic Exchanges S.A. (“HELEX”), in which the shares of the Bank are recorded, is entitled to participate in the General Meeting, according to the specific provisions outlined hereinbelow. Each common share is entitled to one vote. Preference shares in the Bank under Law 3723/2008 entitle the representative of their holder (the Hellenic Republic) to attend the Meeting, as per article 1 of the said Law. Proof of shareholder status should be provided by presenting to the Bank relevant certification from HELEX at the latest by the third day prior to the Meeting. Shareholders who are legal entities must also, by the same deadline, file, pursuant to the law, their legalisation documents, unless these documents have already been filed with our Bank, in which case it is sufficient to state where they have been filed in the relevant proxy form. Alternatively, proof of shareholder status can be provided through direct electronic link-up of the Bank with the records of the Dematerialized Securities System.

Shareholder status must exist on 22 June 2013 (Record Date), i.e. at the start of the 5th day prior to the date of the General Meeting of 27 June 2013, and the relevant written certification or the electronic verification of shareholder status must have been received by the Bank by 24 June 2013 at the latest, i.e. on the 3rd day prior to the date of the General Meeting. Only those who have shareholder status on the said Record Date are considered to be entitled to participate and vote in the General

Meeting. Shareholders who do not comply with the provisions of article 28a of the Companies Act may participate in the General Meeting only after the Meeting has authorized them to do so.

To exercise the said rights, it is not necessary to block the shares or follow any other similar process that may restrict the ability to sell and transfer shares in the period between the Record Date and the General Meeting.

PROCEDURE FOR VOTING BY PROXY

The shareholder may participate in the General Meeting and may vote either in person or by proxy. Each shareholder may appoint up to 3 proxy holders. Legal entities may participate in the General Meeting by appointing up to 3 natural persons as proxy holders.

However, if the shareholder owns shares in the Bank that are held in more than one Investor Securities Account, such limitation shall not prevent the shareholder from appointing, in respect of the General Meeting, separate proxy holders for the shares appearing in each Account.

A proxy holder holding proxies from several shareholders may cast votes differently for each shareholder. Before the General Meeting commences, the proxy holder must disclose to the Bank any particular facts that may be of relevance for shareholders in assessing the risk that the proxy holder may pursue interests other than those of the shareholder. Within the meaning intended in this paragraph, a conflict of interest may arise in particular when the proxy holder:

(i) is a controlling shareholder of the Bank or is another entity controlled by such shareholder;

(ii) is a member of the Board of Directors or in general the management of the Bank, or of a controlling shareholder or an entity controlled by such shareholder;

(iii) is an employee or an auditor of the Bank, or of a controlling shareholder or an entity controlled by such shareholder;

(iv) is a spouse or close relative (1st degree) of a natural person referred to in (i) to (iii) hereinabove.

The appointment and revocation of appointment of a proxy holder shall be made in writing and shall be notified to the Bank in writing at least 3 days prior to the date of the General Meeting.

The Bank shall make available the form to be used for appointing a proxy holder on its website (www.nbg.gr). The said form, filled in and signed by the shareholder, must be filed with the Bank’s Shareholder Sub-division (ground floor, 93 Eolou St., Athens) or the Head Branch or any branch of the Bank’s network, or sent by fax to

+30 2103343404, 2103343406 and 2103343410 at least 3 days prior to the date of the General Meeting. Shareholders should confirm that the appointment-of-proxy form has been successfully received by the Bank by calling +30 2103343415, 2103343419, 2103343421, 2103343417 or 2103343411.

The Articles of the Bank do not provide for participation in the General Meeting by electronic means without the Shareholder attending the Meeting in person at the place where it is held. Similarly, the Articles do not provide for participation in voting by distance voting.

MINORITY RIGHTS

(a) If shareholders representing 1/20 of the paid-up share capital of the Bank so request, the Bank’s Board of Directors is obliged to include additional items in the Agenda of the General Meeting, provided that the said request is communicated to the Board by 12 June 2013, i.e. at least 15 days prior to the General Meeting.

The said request should be accompanied by justification or a draft resolution to be approved by the General Meeting and on 14 June 2013, i.e. 13 days prior to the General Meeting, the revised agenda should be disclosed in the same manner as the previous agenda, and at the same time made available to shareholders through the Bank’s website, along with the justification or draft resolution tabled by the shareholders, in accordance with the provisions of article 27.3 of the Companies Act.

(b) If shareholders representing 1/20 of the paid-up share capital of the Bank so request, the Board of Directors shall, in accordance with the provisions of article 27.3 of the Companies Act, make available to shareholders by 21 June 2013 at the latest, i.e. at least 6 days prior to the General Meeting, any draft resolutions on the items included in the initial or revised agenda, provided that the said request is communicated to the Board by 20 June 2013, i.e. at least 7 days prior to the General Meeting.

(c) If any shareholder so requests, and provided that the said request is filed with the Bank by 22 June 2013, i.e. at least 5 full days before the General Meeting, the Board of Directors is obliged to provide the General Meeting with information regarding the affairs of the Bank, insofar as such information is relevant to a proper assessment of the items on the agenda. The Board may decline to provide such information citing sufficient material grounds, and this should be recorded in the minutes. The Board may provide a single answer to shareholders’ requests that are of similar content. The obligation to provide information does not apply in the event that such information is already available through the Bank’s website, particularly in the case of frequently asked questions.

(d) If shareholders representing 1/5 of the paid-up capital of the Bank so request, and provided that the said request is filed with the Bank by 22 June 2013, i.e. at least

5 full days prior to the General Meeting, the Board of Directors is obliged to provide the General Meeting with information on the course of the business affairs and financial status of the Bank. The Board may decline to provide such information citing sufficient material grounds, and this should be recorded in the minutes.

In all the aforesaid cases the shareholders making requests are required to prove their shareholder status as well as the number of shares they hold as at the time of exercising the relevant right. A certificate to this effect from HELEX or verification of shareholder status through direct online link-up between the records held by HELEX and the Bank may also serve as such proof.

In the event that the General Meeting of Shareholders held on 27 June 2013 does not achieve quorum, Shareholders are hereby invited to attend a Repeat Meeting at 12:00 hours on Friday, 12 July 2013 at Eolou 93 (Megaro Mela), Athens.

For shareholders to be entitled to participate in the said Repeat Meeting, shareholder status must exist on 8 July 2013 (Record Date), i.e. at the start of the 4th day prior to the date of the Repeat Meeting of 12 July 2013, and the relevant written certification or the electronic verification of shareholder status must have been received by the Bank by 9 July 2013 at the latest, i.e. on the 3rd day prior to the date of the Repeat Meeting.

The appointment and revocation of appointment of a proxy holder shall be made in writing and shall be notified to the Bank in writing at least 3 days prior to the date of the Repeat Meeting.

With regard to the procedure whereby Shareholders exercise their voting rights and minority rights at the Repeat Meeting, should such Meeting take place, all the respective provisions set out hereinabove shall, mutatis mutandis, apply.

AVAILABLE DOCUMENTS AND INFORMATION

The information required under article 27.3 of the Companies Act, including the invitation to the General Meeting, the proxy appointment form and the draft resolutions on the items of the agenda shall be made available in electronic form on the website of the Bank at www.nbg.gr. Hard copies of the full text of the draft resolutions and any documents specified under article 27.3(c) and (d) of the Companies Act can be obtained from the Bank’s Shareholder Sub-division (ground floor of the Megaro Mela, 93 Eolou Str., Athens).

Athens, 3 June 2013

By order of the Board of Directors

The Chairman

Georgios P. Zanias

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: 5th June, 2013

/s/Petros Christodoulou

(Registrant)

Petros Christodoulou
Deputy Chief Executive Officer